SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

Berkshire Grey, Inc.

(Name of the Issuer)

Berkshire Grey, Inc.

Softbank Group Corp.

Backgammon Acquisition Corp.

Backgammon Investment Corp.

SVF II BG (DE) LLC

SVF II Holdings (DE) LLC

SoftBank Vision Fund II-2 L.P.

SVF II Aggregator (Jersey) L.P.

SB Global Advisers Limited

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, exercisable for Class A Common Stock

(Title of Class of Securities)

084656107

084656115

(CUSIP Number of Class of Securities)

Berkshire Grey, Inc. 140 South Road Bedford, MA 01730-2344 (833) 848-9900 Attn: Christian Ehrbar & Mark Fidler

SoftBank Group Corp.

Tokyo Portcity Takeshiba

1-7-1 Kaigan

Minato-ku, Tokyo 105-7537 Japan

+81-3-6889-2000

Attention: Tim Mackey & Stephen Lam

Backgammon Acquisition Corp.

Backgammon Investment Corp.

1 Circle Star Way

San Carlos, CA 94070

+81-3-6889-2000

Attention: Alex Clavel & Stephen Lam

SVF II BG (DE) LLC

SVF II Holdings (DE) LLC

251 Little Falls Drive

Wilmington, DE 19808

+81-3-6889-2000

Attention: Michael Johnson

SoftBank Vision Fund II-2 L.P.

SVF II Aggregator (Jersey) L.P.

Crestbridge Limited, 47 Esplanade

St. Helier, Jersey, JE1 0BD

+81-3-6889-2000

Attention: Jonathan Duckles

SB Global Advisers Limited

69 Grosvenor Street

London, W1K 3JP

England, United Kingdom

650-562-8211

Attention: Alex Clavel

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000 Attention: Mark S. Opper, John T. Haggerty & R. Kirkie Maswoswe

Morrison & Foerster LLP

Shin-Marunouchi Building, 29th Floor

5-1, Marunouchi 1-Chome, Chiyoda-ku,

Tokyo, Japan, 100-6529

81-3-3214-6522

Attention: Kenneth A. Siegel

Morrison & Foerster LLP

2100 L Street NW, Suite 900

Washington, D.C. 20037

(202) 887-1500

Attention: David P. Slotkin & Andrew P. Campbell

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 to Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Berkshire Grey, Inc., a Delaware corporation (the “Company”); (2) SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank” or “Parent”); (3) Backgammon Acquisition Corp., a Delaware corporation (“Merger Sub”); (4) Backgammon Investment Corp., (5) SVF II BG (DE) LLC (“SVF II BG”); (6) SoftBank Vision Fund II-2 L.P. (“SVF II-2”); (7) SVF II Aggregator (Jersey) L.P. (“SVF II Aggregator”); (8) SVF II Holdings (DE) LLC (“SVF II Holdings”); and (9) SB Global Advisers Limited (“SB Global Advisers”) (each of (1) through (9) a “Filing Person,” and collectively, the “Filing Persons”). SoftBank and Merger Sub are affiliates of SVF II BG, SVF II-2, SVF II Aggregator, SVF II Holdings and SB Global Advisers, investment funds managed by SoftBank which held approximately 27.0% of the voting power of the issued and outstanding shares of the Company common stock (as defined below) as of June 1, 2023.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 24, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each outstanding share of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”) and Class C common stock, par value $0.0001 per share, of the Company (the “Class C common stock” and, together with the Class A common stock, the “Company common stock”) outstanding immediately prior to the effective time of the Merger (other than (i) restricted shares of Company common stock that are not vested, (ii) shares of Company common stock owned by the Company as treasury stock or by Merger Sub and (iii) shares of Company common stock that are owned by stockholders of the Company who did not vote in favor of the Merger Agreement Proposal and who have perfected and not withdrawn a demand for appraisal rights with respect to such shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (“DGCL”)) will be automatically converted into the right to receive $1.40 per share in cash, without interest (the “Merger Consideration”). Following the completion of the Merger, the shares of Class A common stock and the Company’s public warrants will no longer be publicly traded, and holders of such shares of Company common stock that have been converted into the right to receive the Merger Consideration will cease to have any ownership interest in the Company.

At the Effective Time, each outstanding redeemable warrant for Class A common stock pursuant to that certain Warrant Agreement, dated December 7, 2020, by and between Revolution Acceleration Acquisition Corp. and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), will, in accordance with its terms, automatically and without any required action on the part of the holder thereof, become a warrant exercisable for the Merger Consideration that such holder would have received if such warrant had been exercised immediately prior to the Effective Time; provided that if a holder of such warrant properly exercises such warrant within thirty (30) days following the public disclosure of the consummation of the Merger, the holder of such warrant will be entitled to the Black-Scholes Warrant Value (as defined in the Warrant Agreement) with respect to such warrant.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an Amendment No. 1 to its proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors (the “Board”) is soliciting proxies from stockholders of the Company in connection with the Merger, including to (i) approve and adopt the Merger Agreement and (ii) a proposal to approve and adopt an amendment (the “Charter Amendment”) to the Company’s Third Amended and Restated Certificate of Incorporation, dated July 21, 2021, to (a) increase the number of authorized shares of the Class A common stock of the Company from 385,000,000 to 700,000,000 and (b) increase the number of authorized shares of Company common stock from 400,000,000 to 715,000,000. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

The Board evaluated the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Transactions”) and unanimously: (i) determined that the terms of the Merger Agreement and the Merger Transactions are advisable and in the best interests of the Company and its stockholders, including the holders of shares of the Company common stock not owned, directly or indirectly, by SoftBank or its affiliates (the “Unaffiliated Voting Shares”), and fair (as used in Item 1014(a) of Regulation M-A) to the Company’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act (the “Unaffiliated Stockholders”); (ii) recommended that the Company enter into the Merger Agreement; and (iii) recommends that the stockholders of the Company vote in favor of the proposal to approve and adopt the Merger Agreement and the proposal to approve and adopt the Charter Amendment.

In connection with the execution of the Merger Agreement, on March 23, 2023, the Company and Parent entered into voting and support agreements (the “Voting and Support Agreements”) with Thomas Wagner, the Company’s Chief Executive Officer, and three of the Company’s largest stockholders (certain entities related to Vinod Khosla (Khosla Ventures Seed B LP, Khosla Ventures Seed B (CF), LP and Khosla Ventures V, LP) and New Enterprise Associates 15, L.P. (New Enterprise Associates 15, L.P. and NEA Ventures

2016, L.P.) and Canaan X, L.P.) (collectively, the “Supporting Stockholders”), who collectively owned approximately 46.7% of the voting power of the issued and outstanding shares of Company common stock as of June 1, 2023. Pursuant to the Voting and Support Agreements, the Supporting Stockholders each agreed to vote, or cause to be voted, all of the shares of Company common stock it beneficially owns in favor of Merger Agreement Proposal and the Charter Amendment Proposal. A copy of the Form of Voting and Support Agreement is attached to the Proxy Statement as Annex E and is incorporated herein by reference.

The Merger cannot be completed without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company common stock (voting together as a single class) entitled to vote in accordance with the DGCL.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) Name and address. The Company’s name, and the address and telephone number of its principal executive offices are:

Berkshire Grey, Inc.

140 South Road

Bedford, MA 01730-2344

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—Who can vote at the Special Meeting?”

“The Special Meeting—Record Date and Quorum”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

“Summary Term Sheet—Certain Defined Terms—Public Warrants”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Securities and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Securities and Dividends”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Company’s Securities”

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003(a) through (c)

(a) – (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding the Company”

“Other Important Information Regarding the SoftBank Entities”

“Where You Can Find More Information”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f)

(a) Material terms.

(1) Tender offer. Not applicable.

(2) Merger or Similar Transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“The Merger Agreement—Structure of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement—Closing and Effective Time of the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Conditions to the Merger”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger—As a common stockholder, what will I receive in the Merger?”

“The Merger Agreement—Consideration to be Received in the Merger”

“Special Factors—Certain Effects of the Merger”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Special Factors—Opinion of the Board’s Financial Advisor”

“Special Factors—Unaudited Prospective Financial Information of the Company”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—What vote is required to approve the Proposals”

“The Special Meeting—Vote Required”

(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Employee Matters”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“The Merger Agreement—Surrender and Payment Procedures”

“The Voting and Support Agreements”

(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment”

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Employee Matters”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“The Merger Agreement—Surrender and Payment Procedures”

“The Voting and Support Agreement”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger—Am I entitled to rights of appraisal under the DGCL?”

“Special Factors—Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Reasons for the Merger”

“Special Factors—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e)

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting and Support Agreements”

“Other Important Information Regarding the Company— Certain Transactions in the Company’s Securities”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting and Support Agreements”

Annex A—Agreement and Plan of Merger, dated as of March 24, 2023, by and among SoftBank Group Corp., Backgammon Acquisition Corp. and Berkshire Grey, Inc.

Annex E—Form of Voting and Support Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting and Support Agreements”

“The Special Meeting—Vote Required”

“Other Important Information Regarding the Company— Certain Transactions in the Company’s Securities”

Annex A—Agreement and Plan of Merger, dated as of March 24, 2023, by and among SoftBank Group Corp., Backgammon Acquisition Corp. and Berkshire Grey, Inc.

Annex E—Form of Voting and Support Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8)

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Market Price of Securities and Dividends”

“Delisting and Deregistration of Class A Common Stock and Public Warrants”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Reasons for the Merger”

“Special Factors—The Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Voting and Support Agreements”

“The Merger Agreement—Structure of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Securities and Dividends”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Delisting and Deregistration of Class A Common Stock and Public Warrants”

Annex A—Agreement and Plan of Merger, dated as of March 24, 2023, by and among SoftBank Group Corp., Backgammon Acquisition Corp. and Berkshire Grey, Inc.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors— Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors— Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Special Factors—Opinion of the Board’s Financial Advisor”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Special Factors—Opinion of the Board’s Financial Advisor”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Special Factors—Certain Effects of the Merger”

Annex C – Opinion of Credit Suisse Securities (USA) LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Appraisal Rights”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Surrender and Payment Procedures”

“The Merger Agreement—Structure of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—No Solicitation of Acquisition Proposals; Adverse Recommendation Changes”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“The Merger Agreement—Employee Matters”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Securities and Dividends”

“Delisting and Deregistration of Class A Common Stock and Public Warrants”

Annex A—Agreement and Plan of Merger, dated as of March 24, 2023, by and among SoftBank Group Corp., Backgammon Acquisition Corp. and Berkshire Grey, Inc.

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Opinion of the Board’s Financial Advisor”

Annex C—Opinion of Credit Suisse Securities (USA) LLC

Discussion Materials of Credit Suisse Securities (USA) LLC for the Board, dated March 15, 2023, are attached hereto as Exhibit (c)(1) and are incorporated herein by reference.

Discussion Materials of Credit Suisse Securities (USA) LLC for the Board, dated March 23, 2023, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“The Merger Agreement—Special Meeting”

“The Merger Agreement—Conditions to the Merger”

“The Special Meeting”

“Proposal 1 — The Merger Agreement Proposal”

Annex A—Agreement and Plan of Merger, dated as of March 24, 2023, by and among SoftBank Group Corp., Backgammon Acquisition Corp. and Berkshire Grey, Inc.

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Provisions for Unaffiliated Stockholders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Opinion of the Board’s Financial Advisor”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Proposal 1 — The Merger Agreement Proposal”

(f) Other offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Opinion of the Board’s Financial Advisor”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Where You Can Find More Information”

Annex C—Opinion of Credit Suisse Securities (USA) LLC

Discussion Materials of Credit Suisse Securities (USA) LLC for the Board, dated March 15, 2023, are attached hereto as Exhibit (c)(1) and are incorporated herein by reference.

Discussion Materials of Credit Suisse Securities (USA) LLC for the Board, dated March 23, 2023, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fee”

“The Merger Agreement—Expenses”

(d) Borrowed funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company— Certain Transactions in the Company’s Securities”

“Other Important Information Regarding the Company—Prior Public Offerings”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e)

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“Special Factors— Intent to Vote in Favor of the Merger”

“The Merger Agreement—SoftBank Vote”

“The Special Meeting—Vote Required”

“The Voting and Support Agreements”

Annex E—Form of Voting and Support Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Reasons for the Merger”

“Special Factors—The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the SoftBank Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the SoftBank Entities for the Merger”

“Proposal 1 — The Merger Agreement Proposal”

Item 13.	Financial Information

Regulation M-A Item 1010(a) through (b)

(a) Financial statements. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 29, 2023 (see “Item 8 - Financial Statements and Supplementary Data” on page 51).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.	Additional Information

Regulation M-A Item 1011(b)

Not applicable.

Regulation M-A Item 1011(c)

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

(a)(1) Preliminary Proxy Statement of Berkshire Grey, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed concurrently with the SEC and incorporated herein by reference).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Letter to Berkshire Grey, Inc. Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5) Current Report on Form 8-K, dated March 24, 2023.*

(c)(1) Discussion Materials of Credit Suisse Securities (USA) LLC for the Board, dated March 15, 2023.*

(c)(2) Discussion Materials of Credit Suisse Securities (USA) LLC for the Board, dated March 23, 2023.*

(c)(3) Opinion of Credit Suisse Securities (USA) LLC, dated March 23, 2023 (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of March 24, 2023, by and among SoftBank Group Corp., Backgammon Acquisition Corp. and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Form of Voting and Support Agreement (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(3) Convertible Note Purchase Agreement, dated as of March 24, 2023, by and between Berkshire Grey, Inc. and Backgammon Investment Corp. (incorporated herein by reference to Annex F of the Proxy Statement).

(d)(4) Offer letter, dated March 23, 2023, by and between Backgammon Acquisition Corp. and Thomas Wagner.*

(d)(5) Offer letter, dated March 23, 2023, by and between Backgammon Acquisition Corp. and Mark Fidler.*

(d)(6) Offer letter, dated March 23, 2023, by and between Backgammon Acquisition Corp. and Steven Johnson.*

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex D of the Proxy Statement).

107 Filing Fee Table.*

* Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on May 2, 2023.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2023

BERKSHIRE GREY, INC.

By:	/s/ Thomas Wagner
Name: Thomas Wagner
Title: Chief Executive Officer

SOFTBANK GROUP CORP.

By:	/s/ Yuko Yamamoto
Name: Yuko Yamamoto
Title: Head of Corporate Legal Department

BACKGAMMON INVESTMENT CORP.

By:	/s/ Stephen Lam
Name: Stephen Lam
Title: Director

BACKGAMMON ACQUISITION CORP.

By:	/s/ Alex Clavel
Name: Alex Clavel
Title: Director

SVF II BG (DE) LLC

By:	/s/ Jonathan Duckles
Name: Jonathan Duckles
Title: Director

SVF II HOLDINGS (DE) LLC

By:	/s/ Jonathan Duckles
Name: Jonathan Duckles
Title: Director

SOFTBANK VISION FUND II-2 L.P. By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name: Alex Clavel
Title: Director

SVF II AGGREGATOR (JERSEY) L.P.

By:	/s/ Michael Johnson
Name: Michael Johnson
Title: Director of SVF II GP (Jersey) Limited

SB GLOBAL ADVISERS LIMITED

By:	/s/ Alex Clavel
Name: Alex Clavel
Title: Director